EXHIBIT 99.1

Trekor Advances Environmental Assessment for Yellowhead Copper Project

Economic Impact Study highlights benefits of proposed copper mine

VANCOUVER, British Columbia, July 07, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Trekor” or the "Company") is pleased to provide an update on the Environmental Assessment (EA) process for its 100%-owned Yellowhead Project (“Yellowhead” or the “Project”), a proposed open-pit copper mine located in British Columbia's Thompson-Nicola region.

A Detailed Project Description (“DPD”) for the Yellowhead Project was recently submitted to the BC Environmental Assessment Office. The DPD provides more information about the proposed Project, incorporating additional technical work and community feedback received during the Early Engagement Phase of the EA process. More than 1,000 local community members have participated in a series of open houses and events hosted by the project team.

The DPD submission marks an important milestone, advancing the Project to the next phase of the provincial EA process and informing the Readiness Decision and Process Planning phases to come.  Process planning and scoping work is also underway for the Simpcw Process – an Indigenous-led, consent-based decision-making model.

Stuart McDonald, President & CEO of Trekor, commented, “We have been pleased with the level of community engagement to date, which has helped inform refinements to the project in certain areas, while maintaining the overall project design and objectives.  Environmental studies and engineering work continue to advance with a site investigation and drilling program planned for this summer.”

In conjunction with the DPD submission, Trekor has released a comprehensive economic impact study, prepared by MNP, which evaluates the potential economic impact of the construction and operation phases of the Yellowhead Project.  To view the full report, visit: Yellowhead Economic Impact Study

Study highlights include*:

  Major Economic Driver: The Yellowhead Project will generate total economic output in Canada of approximately $47 billion and value-added GDP of $27.3 billion. Approximately 70% of this economic activity will occur in BC’s Thompson-Nicola region, contributing $33 billion in economic output and $20 billion in value-added GDP to the region.
  Catalyst for Local/Regional Employment: During mine operations, Yellowhead will directly employ approximately 525 workers. The Project will also support 3,305 total jobs, including direct, indirect and induced employment.
  Stable, Well-Paid Jobs: Yellowhead will provide secure, long-term, well-compensated employment opportunities, with total compensation for direct workers averaging $153,000 per year (more than double the average income in the region). The mine’s direct payroll in the Thompson-Nicola region will total $81 million per year during operations and more than $2 billion over a 25-year operating life.
  Significant Construction-Phase Benefits: During its 2–3 year construction phase, Yellowhead will generate an estimated $835 million in labour income, mostly within B.C., while providing a substantial economic boost for local communities and businesses.
  Significant Contributions to Government: The Yellowhead Project will be a major contributor to government revenues at the local, provincial, and national levels, supporting essential programs and services. Over the construction and operations phases, Yellowhead will generate approximately $7 billion in payments to governments in Canada.
  Leading Producer of Critical Minerals: Yellowhead will be a major new source of copper in Canada, with average annual life-of-mine production of 178 million pounds of copper in concentrate over the 25 year mine life. This level of production will make it the country’s second-largest copper producer, increasing Canada’s annual copper output by 16% over 2025 levels.
  Copper is a critical material in a wide range of construction, industrial and technology applications, and is subject to rapidly expanding market demand associated with renewable energy systems, electrification and electric vehicles, defense spending, and AI data center development. Copper is designated a Critical Mineral by the governments of British Columbia and Canada.

“The Yellowhead Project represents a significant opportunity for job creation and economic growth, locally and nationally. It will be a catalyst for regional employment, creating well-paid jobs for a generation of BC workers. The mine, which is designed to produce 178 million pounds of copper annually over a 25-year mine life, would strengthen BC’s provincial economy and improve national trade diversification,” commented Stuart McDonald, Trekor President & CEO.

Trekor’s North American copper business is growing significantly in the near-term, with the addition of new copper production this year from Florence Copper in Arizona to existing production from the Company’s flagship asset – the Gibraltar copper mine in BC’s Cariboo region. Future production from Yellowhead would establish Trekor as one of the largest copper producers in North America.

About the Yellowhead Project

The Yellowhead Project is a proposed open-pit copper mine located in the Thompson-Nicola region of British Columbia, approximately 150 kilometres northeast of Kamloops, along Highway 5, near the community of Vavenby. The Project is situated within the territory of Simpcw First Nation (Simpcwúl̓ecw).

Yellowhead has entered into the provincial Environment Assessment process administered by the BC Environmental Assessment Office and the Simpcw Process, an Indigenous-led assessment model.

To learn more about the Yellowhead Project visit yellowheadproject.com.

*All figures stated 2025 dollars

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

  Media Enquiries: Sean Magee, Vice President Corporate Affairs - 778-373-4533 or toll-free      1-877-441-4533
  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Trekor’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the ramp-up of the Florence Copper commercial production facility does not proceed within projected timelines or cost estimates, or that initial operations do not achieve results consistent with the projections in the Florence Copper Technical Report, including with respect to operating costs, revenue, sustaining capital, rates of return and cash flows from operations;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued ramp-up and commercial operation of Florence Copper, including with respect to our ability to obtain any additional financing, if needed, to continue and expand commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the British Columbia Declaration on the Rights of Indigenous Peoples Act (“DRIPA”);
  our dependence solely on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects in British Columbia may be impacted by joint decision-making and consent agreements being implemented by the Government of British Columbia with First Nations under DRIPA;
  The ability to develop the New Prosperity Project is subject to the restrictions set out in our June 2025 Tripartite Agreement with the Province of British Columbia and the Tŝilhqot’in Nation (the “Teẑtan Biny Agreement”), under which the New Prosperity Project is subject to a land use planning process with the Province of British Columbia and we are not permitted to be the proponent of any development of the New Prosperity Project;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the escalating military conflict involving Iran and broader Middle East instability, and other future geopolitical events including social unrest, which could disrupt financial markets, commodity markets, supply chains, the price and availability of energy, availability of materials and equipment and execution timelines for any project development;
  uncertainties relating to the delivery of oil through the Strait of Hormuz resulting from Middle East instability, which could have an adverse effect on global economic activity and potentially increase operating costs generally and reduce global demand for copper, and have a material adverse effect on our business, operations, and the feasibility of our development projects;
  changes to U.S. trade policies and tariff measures, including retaliatory tariffs imposed or threatened by Canada and other trading partners, may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Trekor, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.